

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

> **Re: Ventas, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **File No. 001-10989**

Dear Mr. Probst:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 23, 2021

Guarantor and Issuer Financial Information, page 68

1. We note your disclosure that only NHP LLC is obligated with respect to any of NHP LLC's outstanding senior notes and that Ventas, Inc. is not obligated with respect to such notes. Please tell us how you determined it was unnecessary to provide financial statements of NHP LLC. Reference is made to Rule 3-10 of Regulation S-X.

Form 8-K filed May 7, 2021

Exhibits

2. We note your presentation of normalized FAD attributable to common stockholders, specifically the adjustments for cash impact of Brookdale lease modification and cash impact of Holiday lease termination. Please address the following:
   • Please clarify for us the nature of these adjustments.

- Please clarify for us why you are adjusting for these items.
- Please tell us how these adjustments result in a measure that is presented on a consistent basis for all periods presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction